November 15, 2024

VIA E-MAIL

Andrew Schardt
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, PA 19428

Re:    Hamilton Lane Private Secondary Fund
       File Nos. 333-282685, 811-24010

Dear Mr. Schardt:

        On October 16, 2024, you filed an initial registration statement on Form N-2 on behalf of
Hamilton Lane Private Secondary Fund (the    Fund   ). Our comments are set
forth below.
Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

3. Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.
Inside Cover Page

4. In footnote (1) to the Sales Load table, briefly clarify when the stated minimum investment can be reduced and for which investors.

5.     Under    Risks,    please bold-face the bullet points.
 Andrew Schardt
November 15, 2024
Page 2


Prospectus Summary

Investment Strategies (page 1)

6. On page 2, the disclosure states that investments will be acquired through private
transactions.    Briefly clarify what constitutes a    private transaction.
In addition, please clarify
whether the Portfolio Funds you will invest in will typically have exposure to a single issuer or have exposure to multiple issuers.

7. Discuss how purchasing fair-valued securities at a discount in the secondary market will
be reflected in the Fund   s subsequent calculation of NAV and how that will
impact the Fund   s
financial statements and management fees.

Valuations (page 4)

8.     This subsection is particularly long for a summary of the Fund   s
valuation process.
Consider abbreviating and relocating essential disclosure under Calculation of Net Asset Value;
Valuation on page 71.

Prospectus

Investment Strategies (page 1)

9.     Please clarify what you mean by    a tactically constructed portfolio
..

Investment Strategies (page 13)

10.     The disclosure states that the Fund seeks a portfolio    with (i) a
risk/return profile focused
on core-plus and value-add opportunities, plus other opportunistic investments; and (iii) portfolio
benefits such as J-curve mitigation.    Explain in an appropriate location in
the prospectus, what
these terms mean and cross-reference as appropriate.

Secondary Market Opportunity (page 17)

11.     In this section and elsewhere we note references to    infrastructure
 that suggest you will
focus your investments in this area. However, earlier disclosure implies a broader focus. Please ensure your disclosure is appropriately tailored to the Fund and the Adviser s process for sourcing investments and constructing the portfolio for the Fund. To the extent the process differs between investment types (e.g., LP- vs GP-led secondaries) please clarify.

Co-Investments (page 21)

12.     The disclosure addresses how the Fund will    take a more active role
in the initial
transaction, such as in structuring, and may obtain certain governance rights.
  This disclosure
 Andrew Schardt
November 15, 2024
Page 3


does not seem consistent with the Fund   s focus on secondary investments.
Please review the
document to tailor the disclosures to the Fund   s strategy. To the extent the
Fund will purchase
some investments as a primary participant, please clarify the context.

Risks Specific to Secondary Investments (page 22)

13.     In correspondence, please explain what    synthetic secondaries    are,
how they are
structured and operate, and the role they may play in the Fund   s strategy.

Risks of Regulation (page 29)

14. This risk factor addresses the regulatory risks faced by the infrastructure sector. Confirm whether these risks are principal risks of the Fund.

Corporate-Level Income Tax (page 31)

15. The disclosure indicates that the Fund may use taxable subsidiaries to make certain investments. Discuss the context of this risk, including the extent to which the Fund anticipates making such investments and why it would do so. To the extent the Fund anticipates using such subsidiaries as a principal strategy, discuss this aspect of the strategy in an appropriate location in the prospectus.

Procedures for Repurchase of Shares (page 67)

16. The disclosure starting on page 67 contains detailed information about the mechanics of potential purchase offers such as when the Fund expects to set the price of the tender offer.
Please revise the registration statement to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Disclosure should not address any procedures that the registrant currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule
14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers.

Mandatory Redemption by the Fund (page 69)

17. State that involuntary redemptions will be conducted consistent with rule 23c-2 under the
Investment Company Act (emphasis added). To the extent they may be done otherwise, please describe how else such involuntary redemptions will be conducted in compliance with the
Investment Company Act.
 Andrew Schardt
November 15, 2024
Page 4


Purchase Terms (page 89)

18. The disclosures regarding aggregation of clients is difficult to follow. Please clarify how the Fund may aggregate the accounts and why it would do so. Please supplementally explain why it would be appropriate for the Adviser or Distributor to unilaterally exercise discretion on behalf of the Fund to reduce or accept investments below the stated minimums, or aggregate accounts to meet the stated minimums, without Board consideration or approval.

Subsidiaries (page 93)

19. Please confirm in correspondence that any investment advisory agreement between the
Subsidiaries and its investment adviser will be included as an exhibit to the registration statement.

20. Supplementally confirm that the principal investment strategies and principal risk disclosures of the Fund reflect aggregate operations of the Fund and the Subsidiaries.

21. Explain in correspondence whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

22. Confirm in correspondence that the Subsidiaries and their boards of directors will agree
to inspection by the staff of the Subsidiaries    books and records, which will
be maintained in
accordance with Section 31 of the Investment Company Act and the rules thereunder.

23. With respect to any foreign Subsidiaries, confirm that the Subsidiaries and their boards of directors will agree to designate an agent for service of process in the United States.

24. With respect to wholly-owned Subsidiaries, confirm that the Subsidiary s management
fee (including any performance fee), if any, will be included in    Management
Fees,    and the
wholly-owned subsidiary   s expenses will be included in    Other Expenses
in the Fund   s fee
table.

Part C: Other Information

Item 15. Financial Statements and Exhibits

25.    Please file the finalized exhibits once they are available.

Accounting Comments

Summary of Fund Expenses (page 10)

26. On page 11, in footnote (7), please explain whether the second to last statement should reference average net assets rather than net assets.
 Andrew Schardt
November 15, 2024
Page 5


27. In footnote (9), we note that there is a difference in the expense limits between Class I and Class Y of 0.15%. Please explain what is causing the difference in the expense limits of these classes, as we note that there is no class-specific distribution and service fee for these share classes.

Borrowing by the Fund (page 20)

28. If the Fund intends to incur leverage during the first year, please include a line item in the
fee table for    Interest Payments on Borrowed Funds    in accordance with Item
3 of Form N-2.

Limited Operating History (page 40)

29. The disclosure states that the Fund began operations on September 6, 2024. Please add disclosure to the registration statement related to the background of the Fund since commencement of operations. For example, if the Fund was previously a private fund, please disclose that the performance may have differed if it had been a registered fund.

                                               *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Andrew Schardt
November 15, 2024
Page 6


       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Christina Fettig at 202-551-6963.



Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser


cc:    Ryan P. Brizek, Esq., Simpson Thatcher & Bartlett LLP
       Christian Sandoe, U.S. Securities & Exchange Commission
       Jay Williamson, U.S. Securities & Exchange Commission